Confidential draft no. 4 submitted to the Securities and Exchange Commission on September 24, 2014.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FibroGen, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	77-0357827
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

409 Illinois St.

San Francisco, CA 94158

(415) 978-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas B. Neff

Chief Executive Officer

FibroGen, Inc.

409 Illinois Street

San Francisco, CA 94158

(415) 978-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Glen Sato Michael E. Tenta Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	Michael Lowenstein Vice President, Legal Affairs FibroGen, Inc. 409 Illinois Street San Francisco, CA 94158 (415) 978-1200	John L. Savva Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303 (650) 461-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares the underwriters have the option to purchase.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Draft Registration Statement No. 4 is being submitted solely for the purposes of filing certain new exhibits and amending the disclosures in Items 15 and 16 of Part II of such Draft Registration Statement. No changes or additions are being made hereby to the Prospectus constituting Part I of the Draft Registration Statement (not included herein) or to Items 13, 14 or 17 of Part II of the Draft Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and              listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$

*	To be filed by Amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of FibroGen, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of FibroGen. At present, there is no pending litigation or proceeding involving a director or officer of FibroGen regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and directors against liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2011, we have made the following sales of unregistered securities:

(1)	We granted stock options under our 2005 Plan to purchase an aggregate of 13,902,573 shares of our common stock having exercise prices ranging from $1.16 to $5.83 per share to our employees, directors and consultants.

(2)	We have issued and sold to our employees an aggregate of 955,539 shares of our common stock upon the exercise of options under our 2005 Plan at exercise prices ranging from $0.80 to $5.83 per share, for an aggregate amount of approximately $1,151,755.

(3)	We have granted stock appreciation rights for an aggregate of 45,000 shares of our common stock under our 2005 Plan to our employees, directors and consultants.

(4)	We have issued and sold to our employees an aggregate of 117,456 shares of our common stock upon the exercise of options under our 1999 Plan at exercise prices ranging from $0.55 to $0.80 per share, for an aggregate amount of approximately $85,340.

The offers, sales and issuances of the securities described in paragraphs (1), (2), (3) and (4) were exempt from registration under either (a) Section 4(a)(2) of the Securities Act in that the transactions were by an issuer not involving any public offerings or under (b) compensatory benefit plans and contracts relating to compensation as provided under Rule 701 promulgated under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedule

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1**	Certificate of Incorporation of the Registrant, as amended and as presently in effect.

3.2**	Bylaws of the Registrant, as amended and as presently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering.

4.1*	Form of Common Stock Certificate

4.2**	Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated as of December 1995.

4.3**	Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated as of February 20, 1998.

4.4**	Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated as of May 12, 2000, as amended in December 2004 and September 2005.

4.5**	Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated as of December 22, 2004, as amended in September 2005.

4.6**	Investor Rights Agreement by and among the Registrant and certain of its warrant holders, dated as of June 3, 1999.

Exhibit Number	Description of Document

4.7**	Investor Rights Agreement by and among the Registrant and certain of its warrant holders, dated as of February 8, 2000.

4.8**	Warrant to Purchase 67,200 Shares of Common Stock issued to Lease Management Services, Inc., dated as of June 6, 1995; as amended by Amendment to Warrant to Purchase 67,200 Shares of Common Stock by and between the Registrant and Phoenixcor, Inc. (as successor in interest to Lease Management Services, Inc.), dated as of June 5, 2001.

4.9**	Warrant to Purchase 43,140 Shares of Common Stock issued to Lease Management Services, Inc., dated as of December 11, 1997; as amended by Amendment to Warrant to Purchase 43,140 Shares of Common Stock by and between the Registrant and General Electric Capital Corporation (as successor in interest to Lease Management Services, Inc.), dated as of December 9, 2003.

4.10**	Warrant to Purchase 4,000 Shares of Common Stock issued to Laurence S. Shushan and Magdalena Shushan, Trustees of The Laurence and Magdalena Shushan Family Trust, dated as of June 3, 1999.

4.11**	Warrant to Purchase 180,000 Shares of Common Stock issued to Slough Estates USA, Inc., dated as of June 3, 1999.

4.12**	Warrant to Purchase 11,076 Shares of Common Stock issued to Bristow Investments, L.P, dated as of February 8, 2000.

4.13**	Warrant to Purchase 2,769 Shares of Common Stock issued to Laurence S. Shushan and Magdalena Shushan, Trustees of The Laurence and Magdalena Shushan Family Trust, dated as of February 8, 2000.

4.14**	Warrant to Purchase 124,605 Shares of Common Stock issued to Slough Estates USA, Inc., dated as of February 8, 2000.

4.15**	Shareholders’ Agreement by and among FibroGen China Anemia Holdings, Ltd. and certain of its shareholders, dated as of July 11, 2012.

4.16**	Share Purchase Agreement by and among FibroGen China Anemia Holdings, Ltd. and the purchasers party thereto, dated as of July 11, 2012.

5.1*	Opinion of Cooley LLP regarding legality.

10.1+**	FibroGen, Inc. Amended and Restated 1994 Stock Plan, and forms of agreement thereunder.

10.2(i)+**	FibroGen, Inc. Amended and Restated 1999 Stock Plan.

10.2(ii)+**	Form of incentive stock option agreement under the FibroGen, Inc. Amended and Restated 1999 Stock Plan.

10.2(iii)+**	Forms of 2010 and 2013 amendments to the form of incentive stock option agreement under the FibroGen, Inc. Amended and Restated 1999 Stock Plan applicable to options amended pursuant to the Registrant’s 2010 amendment and exchange offer.

10.3(i)+**	FibroGen, Inc. Amended and Restated 2005 Stock Plan.

10.3(ii)+**	Forms of stock option agreement, restricted stock purchase agreement and stock appreciation right agreement under the FibroGen, Inc. Amended and Restated 2005 Stock Plan.

10.3(iii)+**	Form of stock option agreement under the FibroGen, Inc. Amended and Restated 2005 Stock Plan applicable to options exchanged pursuant to the Registrant’s 2010 amendment and exchange offer.

10.3(iv)+**	Form of 2010 amendment to the form of stock option agreement under the FibroGen, Inc. Amended and Restated 2005 Stock Plan applicable to options amended pursuant to the Registrant’s 2010 amendment and exchange offer.

Exhibit Number	Description of Document

10.3(v)+**	Form of 2013 amendment to the form of stock option agreement under the FibroGen, Inc. Amended and Restated 2005 Stock Plan applicable to options amended or exchanged pursuant to the Registrant’s 2010 amendment and exchange offer.

10.4+*	FibroGen, Inc. 2014 Equity Incentive Plan, and forms of agreement thereunder, to be in effect upon completion of this offering.

10.5+*	FibroGen, Inc. 2014 Employee Stock Purchase Plan, to be in effect upon completion of this offering.

10.6+*	FibroGen, Inc. 2014 Director Compensation Plan.

10.7+*	FibroGen,Inc. 2014 Employee Compensation and Bonus Plan.

10.8**	Lease Agreement by and between the Registrant and X-4 Dolphin LLC, dated as of September 22, 2006; as amended by First Amendment to Lease by and between the Registrant and X-4 Dolphin LLC, dated as of October 10, 2007; as amended by Second Amendment to Lease by and between the Registrant and X-4 Dolphin LLC, dated as of June 29, 2009; as amended by Third Amendment to Lease by and between the Registrant and Are-San Francisco No. 43, LLC (as successor in interest to X-4 Dolphin LLC), dated as of May 19, 2011; as amended by Fourth Amendment to Lease by and between the Registrant and Are-San Francisco No. 43, LLC, dated as of September 8, 2011.

10.9**	Lease for Premises in Beijing BDA Biomedical Park by and among Beijing FibroGen Medical Technology Development Co., Ltd., Beijing Economic and Technology Investment Development Parent Company and Beijing BDA International Biological Pharmaceutical Investment Management Co., Ltd., effective as of February 1, 2013, as supplemented by the Supplementary Agreement to Lease of Premises in Beijing BDA Biomedical Park by and among Beijing FibroGen Medical Technology Development Co., Ltd., Beijing Economic Technology Investment Development Parent Company and Beijing BDA International Biological Pharmaceutical Investment Management Co., Ltd., dated as of January 30, 2013.

10.10+**	Form of Employment Offer Letter.

10.11†	Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., effective as of June 1, 2005.

10.12†	Anemia License and Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., effective as of April 28, 2006.

10.13†	Amendment to Anemia License and Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., effective as of August 31, 2006.

10.14	Amendment No. 2 to Anemia License and Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., effective as of December 1, 2006.

10.15†	Supplement to Anemia License and Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., effective as of April 28, 2006.

10.16†	Amendment No. 3 to Anemia License and Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., dated as of May 10, 2012.

10.17†*	License, Development and Commercialization Agreement (China) by and among FibroGen China Anemia Holdings, Ltd., Beijing FibroGen Medical Technology Development Co., Ltd., FibroGen International (Hong Kong) Limited and AstraZeneca AB, dated as of July 30, 2013.

10.18†*	License, Development and Commercialization Agreement by and between Registrant and AstraZeneca AB, dated as of July 30, 2013.

10.19†**	License Agreement by and between the Registrant and the University of Miami and its School of Medicine, dated as of May 23, 1997.

Exhibit Number	Description of Document

10.20†**	First Amendment to May 23, 1997 License Agreement by and between the Registrant and University of Miami, effective as of July 29, 1999.

10.21**	Research and Commercialization Agreement by and among the Registrant, GenPharm International Inc., Medarex, Inc. and FibroPharma, Inc., effective as of July 9, 1998.

10.22**	Amendment No. 1 to Research and Commercialization Agreement by and among the Registrant, GenPharm International Inc., Medarex, Inc. and FibroPharma, Inc., effective as of June 30, 2001.

10.23†**	Amendment No. 2 to Research and Commercialization Agreement by and among the Registrant, GenPharm International Inc., Medarex, Inc. and FibroPharma, Inc., effective as of January 28, 2002.

10.24†**	License Agreement by and between the Registrant and the Dana-Farber Cancer Institute, Inc., effective as of March 29, 2006.

10.25**	Amendment No. 1 to License agreement by and between the Registrant and Dana-Farber Cancer Institute, Inc., effective as of February 28, 2006.

10.26**	Amendment No. 2 to License Agreement by and between the Registrant and Dana-Farber Cancer Institute, Inc., effective as of March 14, 2006.

10.27+*	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.28(i)†	Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of November 29, 2007.

10.28(ii)†	Letter Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of June 26, 2008.

10.28(iii)†	Letter Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of August 18, 2008.

10.28(iv)†	Amendment No. 1 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of May 28, 2009.

10.28(v)†	Amendment No. 3 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of November 5, 2010.

10.28(vi)†	Amendment No. 4 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of January 24, 2011.

10.28(vii)†	Amendment No. 5 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of April 15, 2011.

10.28(viii)†	Amendment No. 6 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of May 26, 2011.

10.28(ix)†	Amendment No. 7 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of January 1, 2012.

10.28(x)†	Amendment No. 8 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of July 10, 2012.

10.28(xi)†	Amendment No. 9 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of November 26, 2012.

Exhibit Number	Description of Document

10.28(xii)†	Amendment No. 10 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of June 21, 2013.

10.28(xiii)†	Amendment No. 11 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of July 9, 2013.

10.28(xiv)†	Amendment No. 12 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of August 1, 2013.

10.28(xv)†	Amendment No. 13 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of March 6, 2014.

10.28(xvi)†	Amendment No. 14 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of February 5, 2014.

10.29+**	Offer Letter, by and between the Registrant and Frank Valone, dated as of November 3, 2008.

10.30+**	Offer Letter, by and between the Registrant and K. Peony Yu, dated as of November 21, 2008.

10.31+**	Offer Letter, by and between the Registrant and Pat Cotroneo, dated as of October 23, 2000.

21.1**	Subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in signature pages).

*	To be filed by Amendment.
**	Previously submitted.
†	Confidential Treatment Requested.
+	Indicates a management contract or compensatory plan.

(b) Financial Statement Schedules.

See index to Consolidated Financial Statements on page F-1. All other schedules have been omitted because they are not required or are not applicable.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on the         day of                     , 2014.

FIBROGEN, INC.

By:
Name: Thomas B. Neff
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below constitutes and appoints Thomas B. Neff and Pat Cotroneo, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution and resubstitution and full power to act without the other, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Thomas B. Neff	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	, 2014

Pat Cotroneo	Vice President, Finance, and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

Thomas F. Kearns Jr.	Director	, 2014

Kalevi Kurkijärvi, Ph.D.	Director	, 2014

Miguel Madero	Director	, 2014

Rory B. Riggs	Director	, 2014

Signature	Title	Date

Roberto Pedro Rosenkranz, Ph.D. M.B.A	Director	, 2014

Jorma Routti, Ph.D.	Director	, 2014

James A. Schoeneck	Director	, 2014

Julian N. Stern	Director	, 2014

Toshinari Tamura, Ph.D.	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1**	Certificate of Incorporation of the Registrant, as amended and as presently in effect.

3.2**	Bylaws of the Registrant, as amended and as presently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering.

4.1*	Form of Common Stock Certificate

4.2**	Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated as of December 1995.

4.3**	Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated as of February 20, 1998.

4.4**	Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated as of May 12, 2000, as amended in December 2004 and September 2005.

4.5**	Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated as of December 22, 2004, as amended in September 2005.

4.6**	Investor Rights Agreement by and among the Registrant and certain of its warrant holders, dated as of June 3, 1999.

4.7**	Investor Rights Agreement by and among the Registrant and certain of its warrant holders, dated as of February 8, 2000.

4.8**	Warrant to Purchase 67,200 Shares of Common Stock issued to Lease Management Services, Inc., dated as of June 6, 1995; as amended by Amendment to Warrant to Purchase 67,200 Shares of Common Stock by and between the Registrant and Phoenixcor, Inc. (as successor in interest to Lease Management Services, Inc.), dated as of June 5, 2001.

4.9**	Warrant to Purchase 43,140 Shares of Common Stock issued to Lease Management Services, Inc., dated as of December 11, 1997; as amended by Amendment to Warrant to Purchase 43,140 Shares of Common Stock by and between the Registrant and General Electric Capital Corporation (as successor in interest to Lease Management Services, Inc.), dated as of December 9, 2003.

4.10**	Warrant to Purchase 4,000 Shares of Common Stock issued to Laurence S. Shushan and Magdalena Shushan, Trustees of The Laurence and Magdalena Shushan Family Trust, dated as of June 3, 1999.

4.11**	Warrant to Purchase 180,000 Shares of Common Stock issued to Slough Estates USA, Inc., dated as of June 3, 1999.

4.12**	Warrant to Purchase 11,076 Shares of Common Stock issued to Bristow Investments, L.P, dated as of February 8, 2000.

4.13**	Warrant to Purchase 2,769 Shares of Common Stock issued to Laurence S. Shushan and Magdalena Shushan, Trustees of The Laurence and Magdalena Shushan Family Trust, dated as of February 8, 2000.

4.14**	Warrant to Purchase 124,605 Shares of Common Stock issued to Slough Estates USA, Inc., dated as of February 8, 2000.

4.15**	Shareholders’ Agreement by and among FibroGen China Anemia Holdings, Ltd. and certain of its shareholders, dated as of July 11, 2012.

Exhibit Number	Description of Document

4.16**	Share Purchase Agreement by and among FibroGen China Anemia Holdings, Ltd. and the purchasers party thereto, dated as of July 11, 2012.

5.1*	Opinion of Cooley LLP regarding legality.

10.1+**	FibroGen, Inc. Amended and Restated 1994 Stock Plan, and forms of agreement thereunder.

10.2(i)+**	FibroGen, Inc. Amended and Restated 1999 Stock Plan.

10.2(ii)+**	Form of incentive stock option agreement under the FibroGen, Inc. Amended and Restated 1999 Stock Plan.

10.2(iii)+**	Forms of 2010 and 2013 amendments to the form of incentive stock option agreement under the FibroGen, Inc. Amended and Restated 1999 Stock Plan applicable to options amended pursuant to the Registrant’s 2010 amendment and exchange offer.

10.3(i)+**	FibroGen, Inc. Amended and Restated 2005 Stock Plan.

10.3(ii)+**	Forms of stock option agreement, restricted stock purchase agreement and stock appreciation right agreement under the FibroGen, Inc. Amended and Restated 2005 Stock Plan.

10.3(iii)+**	Form of stock option agreement under the FibroGen, Inc. Amended and Restated 2005 Stock Plan applicable to options exchanged pursuant to the Registrant’s 2010 amendment and exchange offer.

10.3(iv)+**	Form of 2010 amendment to the form of stock option agreement under the FibroGen, Inc. Amended and Restated 2005 Stock Plan applicable to options amended pursuant to the Registrant’s 2010 amendment and exchange offer.

10.3(v)+**	Form of 2013 amendment to the form of stock option agreement under the FibroGen, Inc. Amended and Restated 2005 Stock Plan applicable to options amended or exchanged pursuant to the Registrant’s 2010 amendment and exchange offer.

10.4+*	FibroGen, Inc. 2014 Equity Incentive Plan, and forms of agreement thereunder, to be in effect upon completion of this offering.

10.5+*	FibroGen, Inc. 2014 Employee Stock Purchase Plan, to be in effect upon completion of this offering.

10.6+*	FibroGen, Inc. 2014 Director Compensation Plan.

10.7+*	FibroGen,Inc. 2014 Employee Compensation and Bonus Plan.

10.8**	Lease Agreement by and between the Registrant and X-4 Dolphin LLC, dated as of September 22, 2006; as amended by First Amendment to Lease by and between the Registrant and X-4 Dolphin LLC, dated as of October 10, 2007; as amended by Second Amendment to Lease by and between the Registrant and X-4 Dolphin LLC, dated as of June 29, 2009; as amended by Third Amendment to Lease by and between the Registrant and Are-San Francisco No. 43, LLC (as successor in interest to X-4 Dolphin LLC), dated as of May 19, 2011; as amended by Fourth Amendment to Lease by and between the Registrant and Are-San Francisco No. 43, LLC, dated as of September 8, 2011.

10.9**	Lease for Premises in Beijing BDA Biomedical Park by and among Beijing FibroGen Medical Technology Development Co., Ltd., Beijing Economic and Technology Investment Development Parent Company and Beijing BDA International Biological Pharmaceutical Investment Management Co., Ltd., effective as of February 1, 2013, as supplemented by the Supplementary Agreement to Lease of Premises in Beijing BDA Biomedical Park by and among Beijing FibroGen Medical Technology Development Co., Ltd., Beijing Economic Technology Investment Development Parent Company and Beijing BDA International Biological Pharmaceutical Investment Management Co., Ltd., dated as of January 30, 2013.

10.10+**	Form of Employment Offer Letter.

Exhibit Number	Description of Document

10.11†	Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., effective as of June 1, 2005.

10.12†	Anemia License and Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., effective as of April 28, 2006.

10.13†	Amendment to Anemia License and Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., effective as of August 31, 2006.

10.14	Amendment No. 2 to Anemia License and Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., effective as of December 1, 2006.

10.15†	Supplement to Anemia License and Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., effective as of April 28, 2006.

10.16†	Amendment No. 3 to Anemia License and Collaboration Agreement, by and between the Registrant and Astellas Pharma Inc., dated as of May 10, 2012.

10.17†*	License, Development and Commercialization Agreement (China) by and among FibroGen China Anemia Holdings, Ltd., Beijing FibroGen Medical Technology Development Co., Ltd., FibroGen International (Hong Kong) Limited and AstraZeneca AB, dated as of July 30, 2013.

10.18†*	License, Development and Commercialization Agreement by and between Registrant and AstraZeneca AB, dated as of July 30, 2013.

10.19†**	License Agreement by and between the Registrant and the University of Miami and its School of Medicine, dated as of May 23, 1997.

10.20†**	First Amendment to May 23, 1997 License Agreement by and between the Registrant and University of Miami, effective as of July 29, 1999.

10.21**	Research and Commercialization Agreement by and among the Registrant, GenPharm International Inc., Medarex, Inc. and FibroPharma, Inc., effective as of July 9, 1998.

10.22**	Amendment No. 1 to Research and Commercialization Agreement by and among the Registrant, GenPharm International Inc., Medarex, Inc. and FibroPharma, Inc., effective as of June 30, 2001.

10.23†**	Amendment No. 2 to Research and Commercialization Agreement by and among the Registrant, GenPharm International Inc., Medarex, Inc. and FibroPharma, Inc., effective as of January 28, 2002.

10.24†**	License Agreement by and between the Registrant and the Dana-Farber Cancer Institute, Inc., effective as of March 29, 2006.

10.25**	Amendment No. 1 to License agreement by and between the Registrant and Dana-Farber Cancer Institute, Inc., effective as of February 28, 2006.

10.26**	Amendment No. 2 to License Agreement by and between the Registrant and Dana-Farber Cancer Institute, Inc., effective as of March 14, 2006.

10.27+*	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.28(i)†	Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of November 29, 2007.

10.28(ii)†	Letter Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of June 26, 2008.

10.28(iii)†	Letter Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of August 18, 2008.

Exhibit Number	Description of Document

10.28(iv)†	Amendment No. 1 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of May 28, 2009.

10.28(v)†	Amendment No. 3 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of November 5, 2010.

10.28(vi)†	Amendment No. 4 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of January 24, 2011.

10.28(vii)†	Amendment No. 5 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of April 15, 2011.

10.28(viii)†	Amendment No. 6 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of May 26, 2011.

10.28(ix)†	Amendment No. 7 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of January 1, 2012.

10.28(x)†	Amendment No. 8 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of July 10, 2012.

10.28(xi)†	Amendment No. 9 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of November 26, 2012.

10.28(xii)†	Amendment No. 10 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of June 21, 2013.

10.28(xiii)†	Amendment No. 11 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of July 9, 2013.

10.28(xiv)†	Amendment No. 12 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of August 1, 2013.

10.28(xv)†	Amendment No. 13 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of March 6, 2014.

10.28(xvi)†	Amendment No. 14 to the Process Development and Clinical Supply Agreement by and between the Registrant and Boehringer Ingelheim Pharma GmbH & Co. KG, effective as of February 5, 2014.

10.29+**	Offer Letter, by and between the Registrant and Frank Valone, dated as of November 3, 2008.

10.30+**	Offer Letter, by and between the Registrant and K. Peony Yu, dated as of November 21, 2008.

10.31+**	Offer Letter, by and between the Registrant and Pat Cotroneo, dated as of October 23, 2000.

Exhibit Number	Description of Document

21.1**	Subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in signature pages).

*	To be filed by Amendment.
**	Previously submitted.
†	Confidential Treatment Requested.
+	Indicates a management contract or compensatory plan.